Organigram Signs Three Year Supply Agreement with Avida Medical in UK
•Over a three-year period, Organigram expects to supply 1,700 kilograms of high-quality medical cannabis flower to Avida Medical, with 500 kilograms expected to be delivered in the first year of the agreement.
•Avida Medical to become Organigram’s second international medical cannabis customer in the UK.
•Organigram to grant Avida Medical strain exclusivity in the UK for three strains.
•To date, Organigram has established international supply agreements with a total of seven medical cannabis customers in Australia, Germany, Israel, and the UK, aligned to its strategy to extend its reach beyond Canada into global markets.
Toronto, Ontario, May 28, 2024 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its second international medical cannabis customer in the UK, Avida Medical, a full-service medical cannabis and specials medicines manufacturing business.
Subject to the terms of the Agreement, the Company expects to supply 1,700 kilograms of high-quality, indoor-grown dried cannabis flower to Avida Medical in the UK over a period of three years.
"We are pleased to partner with Avida Medical in the UK, marking yet another exciting milestone for Organigram's expansion into the global market. As frontrunners in the cannabis industry, we recognize the immense potential of the UK market. Our decision to further expand into this market stems from our commitment to ensuring patients have access to reliable, high-quality medical cannabis offerings,” said Tim Emberg, Chief Commercial Officer of Organigram. “With our extensive industry expertise in cultivation and production, we are poised to elevate accessibility and cater to the evolving requirements of patients in the UK. We are confident that this strategic move will not only strengthen our international presence but also reinforces our objective of advancing global access to medical cannabis,” Emberg concluded.
“Our agreement with Organigram exemplifies our commitment to providing the highest quality medicine and service to patients. The UK is home to one of the largest patient populations using medicinal cannabis in Europe, and this is set to grow exponentially over the next four years. As the market matures, it is those producers and manufacturers that have focused on ensuring the highest quality of their products and processes, that will determine the companies that succeed,” commented Paul Parkinson, Chief Executive Officer, Avida Medical.
“This is a hugely positive collaboration for Avida Medical and brings us a step closer to becoming one of the pre-eminent manufacturers of medicinal cannabis products here in the UK,” he added.
About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis- derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include termination of the Supply Agreement by either party prior to the three year term, customer demand and buying patterns and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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